SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s also upgrades PLDT, Globe”.	7

Exhibit 1

November 6, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior vice President

Gentlemen:

We refer to your letter dated November 6, 2006, requesting confirmation of the information contained in the news article entitled “Moody’s also upgrades PLDT, Globe“ published in the November 4, 2006 issue of the Manila Standard Today, as quoted below:

“Moody’s Investors Service improved its outlook on local telecommunication companies Thursday night to stable from negative following an upward revision in the sovereign outlook. Moody’s affirmed its Ba2 senior unsecured foreign currency rating on Philippine Long Distance Telephone Co. but changed its outlook to stable from negative. Moody’s affirmed PLDT’s Baa3 domestic currency issuer rating and maintained the positive outlook for the rating, which means that an upgrade in the actual credit rating is a possibility. x x x”

Attached hereto is a copy of the press release issued by Moody’s Investors Service entitled “Moody’s revises PLDT’s senior unsecured FX rating outlook to stable”, which we downloaded from Bloomberg, since we have not received an official copy from Moody’s Investors Service.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Enc.

Exhibit 1

November 6, 2006

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of our letter dated November 6, 2006 to the Philippine Stock Exchange, Inc. regarding the news article entitled “Moody’s also upgrades PLDT, Globe“ published in the November 4, 2006 issue of the Manila Standard Today.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 6, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11.             Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (“PSE”) dated November 6, 2006 in connection with the news article entitled “Moody’s also upgrades PLDT, Globe“ published in the November 4, 2006 issue of the Manila Standard Today.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: November 6, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

ATT66056

Sydney	Sydney
Brian Cahill	Charles F. Macgregor
Managing Director	VP Senior Credit Officer
Corporate Finance Group	Corporate Finance Group

Moody's Investors Service Pty  Moody's Investors Service Pty

Ltd Ltd

JOURNALISTS: (612) 92708102  JOURNALISTS: (612) 92708102 SUBSCRIBERS: (612) 92708100  SUBSCRIBERS: (612) 92708100

Moody's revises PLDT's senior unsecured FX rating outlook to stable

Hong Kong, November 03, 2006  Moody's Investors Service has today affirmed Philippine Long Distance Telephone Company's (PLDT) Ba2 senior unsecured foreign currency rating and changed its outlook to stable from negative. At the same time, Moody's has affirmed PLDT's Baa3 domestic currency issuer rating. The outlook for this rating remains positive.

"The action has been prompted by the change in outlook on the Philippines Ba3 country ceiling for foreign currency bonds to stable from negative," says Moody's Charles Macgregor, VP/Senior Credit Officer and lead analyst for the company.

PLDT's current foreign currency senior unsecured debt rating of Ba2/stable is above the Philippines' foreign currency country ceiling of Ba3/stable. The foreign currency senior unsecured debt rating incorporates convertibility risk, which is the likelihood of the government declaring a debt moratorium to counter a foreign currency crisis.

Moody's views foreign currency bonds subject to international law as less likely to be subject to a debt moratorium than foreign currency obligations subject to local law. Therefore, a differential exists between PLDT's foreign currency bond rating and the sovereign rating.

As such, PLDT's foreign currency bond rating is a function of its own risk of default and the probability of a Philippine government default on its foreign debt (implied by its B1 rating), the likelihood that the government would declare a moratorium in the event of a default (implied by the Ba3 foreign currency ceiling) and, if it did, the chances that it would exempt a company such as PLDT.

The domestic currency issuer rating outlook is positive, while the foreign currency rating has a stable outlook.

"At the same time, PLDT's credit metrics already exhibit a strong investment grade quality," says Macgregor, adding, "Hence, upward pressure on the local currency rating would now be a function of a more stable economic, political and social environment, and which could reduce the uncertainties associated with the company's prospective operating environment."

Page 5 of 7

Exhibit 1

Indicators of a stabilising environment could be reflected by a strengthening in EBITDA, both absolutely, as in above PHP90 billion, and as a percentage of revenue, as in above 65%. A seamless transition to a 3G platform would also represent a positive development, while the foreign currency ratings would undergo an upgrade with an upgrade in the sovereign rating.

Downward rating pressure is not expected, given that PLDT currently enjoys a healthy financial and operating risk profile. Event risk is, however, apparent due to sovereignrelated issues that could manifest themselves in changes to either the tax or regulatory environments. Such an outcome may be seen in weaker credit metrics, specifically EBITDA margin falling below 50%, debt/EBITDA rising above 2.0x, and FFO Interest coverage trending towards 4x. In addition, PLDT's foreign currency ratings are sensitive to movements in the sovereign rating.

Philippine Long Distance Telephone Company, based in Manila, is that country's leading provider of integrated telecommunications services.

Copyright 2006, Moody's Investors Service, Inc. and/or its licensors and affiliates including Moody's Assurance Company, Inc. (together, "MOODY'S"). All rights reserved.

Page 6 of 7
ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY COPYRIGHT LAW AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided "as is" without warranty of any kind and MOODY'S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein,

Exhibit 1

and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling. MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to $2,400,000. Moody's Corporation (MCO) and its whollyowned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations  Corporate

Governance  Director and Shareholder Affiliation Policy." Moody's Investors Service Pty Limited does not hold an Australian financial services licence under the Corporations Act. This credit rating opinion has been prepared without taking into account any of your objectives, financial situation or needs. You should, before acting on the opinion, consider the appropriateness of the opinion having regard to your own objectives, financial situation and needs.

 end

Provider ID: 00353378

-0- Nov/03/2006 5:53 GMT

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 6, 2006